SUNNOVA ENERGY INTERNATIONAL INC.

20 East Greenway Plaza, Suite 475

Houston, Texas 77046

July 18, 2019

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention:	Jeffrey R. Gordon, Staff Accountant
Kevin W. Stertzel, Staff Accountant

RE:	Sunnova Energy International Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed July 12, 2019
File No. 333-232393

Ladies and Gentlemen:

On behalf of Sunnova Energy International Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in the Staff’s letter on July 16, 2019. The Company’s responses below are preceded by the Staff’s comments for ease of reference. Capitalized terms used but not defined herein have the meanings given to them in the Company’s Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”) filed on July 12, 2019.

Pre-effective Amendment 1 to Registration Statement on Form S-1 filed July 12, 2019

Dilution, page 74

1.	Please provide us with the computations you used to arrive at the following:

•	historical net tangible book value;

•	historical net tangible book value per share;

•	adjusted net tangible book value;

•	adjusted net tangible book value per share;

•	as further adjusted net tangible book value; and

•	as further adjusted net tangible book value per share.

United States Securities and Exchange Commission

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company arrived at the book values set forth above by using the computations set forth below:

	As of March 31, 2019
			As		As Further
(in thousands, except share and per share amounts)	Actual	(1)	Adjusted	(2)	Adjusted
Total assets	$1,769,463	$14,900	$1,784,363	$221,546	$2,005,909
Less: intangible assets
IT systems, net (3)	11,703		11,703		11,703
Debt discount, net (4)	10,533		10,533		10,533
Deferred finance costs, net (5)	22,273		22,273		22,273

Total tangible assets	1,724,954	14,900	1,739,854	221,546	1,961,400
Less: total liabilities	1,202,132	(16,995)	1,185,137	(44,882)	1,140,255
Less: redeemable noncontrolling interests	94,016		94,016		94,016

Net tangible book value	$428,806	$31,895	$460,701	$266,428	$727,129

Shares attributable to common stockholders	20,149,224		69,111,414		86,758,473
Net tangible book value per share of common stock (6)	$49.65		$6.67	$1.71	$8.38

(1)

The increase in total assets of $14.9 million reflects the receipt of net proceeds from the Subordinated Convertible Note Issuance. The reduction in total liabilities by $16.995 million reflects the issuance of $15.0 million aggregate principal amount in new notes from the Subordinated Convertible Note Issuance and the conversion of $31.995 million aggregate principal amount from the Subordinated Convertible Note Conversion.

(2)

The increase in total assets of $221.546 million reflects the receipt of net proceeds from this offering of approximately $276.8 million less the aggregate redemption price for the senior convertible notes of approximately $56.8 million plus a cash payment of $1.5 million related to accrued and unpaid cash interest and pay-in-kind interest to the date of redemption. The reduction in total liabilities by $44.882 million reflects the repayment of the principal amount of the Senior Convertible Notes in the Senior Convertible Note Redemption.

(3)

Consists of a portion of the property, plant and equipment described in Note 3, Property and Equipment, to our accounting predecessor’s unaudited condensed consolidated financial statements, attributable to capitalized development costs associated with information technology systems and related software developed for internal use. Specifically, this represents (a) $18.618 million of “Information technology systems” related to information technology systems and software projects that have been deployed into service after completion plus (b) $3.498 million included within “Construction in progress” related to information technology systems and software projects under development and not completed less (c) $10.412 million of “Accumulated depreciation” with respect to such deployed information technology developments.

(4)

Consists of the aggregate debt discount, net described in Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements with respect to the long-term indebtedness of AP4, HELI, LAPH, EZOP, TEPIIH, HELII and RAYSI (each as defined in the notes to our accounting predecessor’s unaudited condensed consolidated financial statements).

(5)

Consists of (a) $18.581 million attributable to the aggregate deferred financing costs, net described in Note 7, Long-Term Debt, to our accounting predecessor’s unaudited condensed consolidated financial statements with respect to the long-term indebtedness of Sunnova, AP4, AP6WII, HELI, LAPH, EZOP, HELII and RAYSI and (b) $3.691 million attributable to aggregate deferred financing costs, net with respect to the long-term indebtedness of Sunnova, AP6WII, EZOP, ITRH, TEPIIH and RAYSI included in Other Assets in our accounting predecessor’s unaudited condensed consolidated balance sheet (each as defined in the notes to our accounting predecessor’s unaudited condensed consolidated financial statements).

(6)	The historical March 31, 2019 value is presented after giving effect to the Reverse Stock Split (i.e. it is multiplied by 2.333).

United States Securities and Exchange Commission

Financial Statements, Page F-1

2.

We note references throughout the filing that a 1 for 2.333 reverse stock split will occur immediately prior to the consummation of this offering. If the reverse stock split will occur at or immediately before the effectiveness of your registration statement, we remind you that in accordance with SAB Topic 4C, you must revise your financial statements and your disclosures throughout the filing to give effect to the expected reverse stock split. If the reverse stock split will occur after effectiveness of your registration statement but prior to the consummation of this offering, please ensure you provide appropriate pro forma information throughout the filing.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the reverse stock split will not occur before the effective date of the registration statement. As a result, SAB Topic 4C’s requirement that the registrant give retroactive effect to such change in the capital structure in the balance sheet (or otherwise with respect to the financial statements and disclosures throughout the registration statement) would not be applicable. Instead, the reverse stock split will occur after effectiveness of the registration statement but prior to the consummation of the offering. The Company believes it has included appropriate pro forma information reflecting the reverse stock split throughout the Registration Statement. The sections of the Registration Statement that reflect the pro forma effects of the reverse stock split include the “Prospectus Summary” on pages 7 and 10, “Capitalization” on pages 70-73, “Dilution” on pages 74-75, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 108, “Corporate Reorganization” on pages 155-156, “Security Ownership of Certain Beneficial Owners and Management” on pages 164-166, “Description of Capital Stock” on page 168 and “Shares Eligible for Future Sale” on page 173 of the Registration Statement.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Joshua Davidson of Baker Botts L.L.P. at (713) 229-1527 or David P. Oelman of Vinson & Elkins L.L.P. at (713) 835- 3786.

Very truly yours,

SUNNOVA ENERGY INTERNATIONAL INC.

By:	/s/ Walter A. Baker
Walter A. Baker
Executive Vice President, General Counsel and Secretary

cc:	Frank Pigott, Securities and Exchange Commission

Jeffery R. Gordon, Securities and Exchange Commission

Kevin W. Stertzel, Securities and Exchange Commission

Joshua Davidson, Baker Botts L.L.P.

Travis J. Wofford, Baker Botts L.L.P.

David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

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